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                             September 1, 2023

       Juan Ignacio Urthiague
       Chief Financial Officer
       Globant S.A.
       37A Avenue J.F. Kennedy
       L-1855 Luxembourg

                                                        Re: Globant S.A.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            filed February 28,
2023
                                                            File No. 001-36535

       Dear Juan Ignacio Urthiague:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       B. Liquidity and Capital Resources, page 73

   1. We refer you to the table on page 74 that discloses three amounts that sum to become total capital expenditures of
$99,848 and $89,625 for the fiscal years ending December 31,
                                                        2022 and 2021,
respectively. Please tell us why these amounts do not reconcile with the
                                                        IFRS measures
containing similar descriptions in the investing activities in your statements of cash
flows.
       Notes to the Consolidated Financial Statements
       Note 3 Summary of Significant Accounting Policies
       3.2 Goodwill, page F-18

   2. We note your policy states that you allocate goodwill to a unique cash generating unit.
 Juan Ignacio Urthiague
Globant S.A.
September 1, 2023
Page 2
          Please tell us how you applied the requirements in paragraph 65 of IAS 36 in your determination of a unique cash generating unit. In doing so specifically tell us how you identified cash generating units in accordance with paragraphs 68 to 73, and how you allocated goodwill acquired in business combinations to a cash generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination, as outlined in paragraphs 80 to 87 of the Standard.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at(202) 551-3341 or Shannon Buskirk at
(202) 551-
3717 with any questions.



FirstName LastNameJuan Ignacio Urthiague                      Sincerely,
Comapany NameGlobant S.A.
                                                              Division of
Corporation Finance
September 1, 2023 Page 2                                      Office of Energy
& Transportation
FirstName LastName